Burlington HC Research Group, Inc.

Financial Statements for Regulation Crowdfunding Offering
(For the Two Most Recent Fiscal Years or Since Formation)

Balance Sheet

As of December 31, [2024] and [2023]

Assets	Year 1 ($)	Year 2 ($)
Current Assets		
Cash and Cash Equivalents		
Accounts Receivable		
Inventory		
Prepaid Expenses		
Total Current Assets		
Fixed Assets		
Equipment and Supplies	$200,000	$200,000
Furniture and Fixtures		
Leasehold Improvements		
Less: Accumulated Depreciation		
Total Fixed Assets (Net)		
Other Assets		
Intangible Assets		
Deposits		
Total Assets	$200,000	$200,000

Liabilities and Equity	Year 1 ($)	Year 2 ($)
Current Liabilities		
Accounts Payable		
Accrued Expenses		
Short-Term Loans		
Total Current Liabilities		
Long-Term Liabilities	$300,000	$300,000
Notes Payable		
Other Long-Term Debt		
Total Liabilities	$300,000	$300,000
Shareholders' Equity		

Liabilities and Equity	Year 1 ($)	Year 2 ($)
Common Stock		
Additional Paid-In Capital		
Retained Earnings (Deficit)		
Total Shareholders' Equity		
Total Liabilities and Equity		

Burlington HC Research Group, Inc.

Financial Statements for Regulation Crowdfunding Offering
(For the Two Most Recent Fiscal Years or Since Formation)

Income Statement

For the Years Ended December 31, [2024] and [2023]

Category	Year 1 ($)	Year 2 ($)
Revenue		
Sales Revenue	$0.00	$0.00
Other Income	$0.00	$0.00
Total Revenue	$0.00	$0.00
Expenses		
Cost of Goods Sold	$0.00	$0.00
Salaries and Wages	$0.00	$0.00
Rent and Utilities	$0.00	$0.00
Marketing and Advertising	$0.00	$0.00
Professional Fees	$0.00	$0.00
Office and Administrative	$0.00	$0.00
Depreciation		
Other Expenses	$0.00	$0.00
Total Expenses	$0.00	$0.00
Net Income (Loss)	$0.00	$0.00

The Burlington HC Research Group, Inc.

10 Marion Way
Jericho, VT 05465

November 05, 2025

"I, Dale M. Walker, as the principal executive officer of The Burlington HC Research Group, Inc., hereby certify that the financial statements provided for fiscal year ending December 31, 2024 are true and complete in all material respects and fairly present the financial condition of the company."

Sincerely,

Dale M. Walker, D.V.M.
(802) 434-4630
bhcrg.vt@gmail.com